UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER:

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant

Notis Global, Inc.

Former Name if Applicable

Medbox, Inc.

Address of Principal Office (Street and Number)

600 Wilshire Blvd., Ste. 1500

City, State and Zip Code

Los Angeles, CA 90017

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Based on recent events, Notis Global, Inc. (the “Company”) has not completed its analysis of whether additional reserves for contingent liabilities may be required in its audited financial statements for the year ended December 31, 2015. The Company believes that its analysis will be complete and that it will file its Form 10-K within the time allowed by this extension.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

C. Douglas Mitchell	(800)	762-1452
Name	(Area Code)	(Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a consolidated net loss of approximately $49,559,000, for the year ended December 31, 2015, as compared to a consolidated net loss of approximately $16,541,000 for the year ended December 31, 2014. The increase in net loss of approximately $33,018,000 was primarily due to increases in non-cash financing costs related to our convertible debentures, the change in fair value of derivative liabilities and amortization of the debt discount, and general and administrative expenses, offset by a decrease in costs of revenue.

In 2015, the Company changed its business model to contracting with third-party operators for a percentage of operating income or a recurring fixed fee based on applicable law. During the transition period to our new business model, expenses to secure new contracts and licenses were incurred and revenue is deferred principally until new licenses are obtained and new dispensaries and cultivation centers have been built-out and begin operating.

We expect operating expenses to have increased for the twelve months ended December 31, 2015 compared to the same period of 2014 by approximately $8,412,000. One component of the increase was the introduction during the third quarter of 2014 of a new stock compensation plan to attract new talent to the Board of Directors and the management team which added to operating costs for stock based compensation expense of approximately $1,640,000. Other causes of the increase are increases in general and administrative expense from legal expenses to defend shareholders suits, assist the Company with contracting and to provide general corporate counsel of $2,436,000, impairment losses for our Vaporfection subsidiary’s, intangible assets and goodwill, totaling $1,755,000 and increased public company costs for preparation and filing of restatements of historical financials, registration statements for secondary offerings, and SEC periodic reports of $1,053,000.

Based on the expected changes to revenue and operating expenses discussed above, we expect our loss from operations to see an increase of approximately $6,681,000 for the year ended December 31, 2015 over the corresponding period in 2014.

This unaudited financial information is preliminary based upon estimates and currently available information and does not reflect final estimates of contingent liabilities arising out of subsequent events and any final adjustments therein. The financial information presented above does not constitute a comprehensive statement of the Company’s financial results for the year ended December 31, 2015, and the Company’s final results may differ from these estimates. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this information.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbor provided for under these sections. These statements may include words such as “believe,” “estimate,” “project,” “intend,” “expect,” “plan,” “anticipate,” and similar expressions in connection with any discussion of the timing or nature of future operating or financial performance or other events. Forward-looking statements reflect management’s current expectations and observations with respect to future events and financial performance. Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements.

Our actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including, but not limited to, a continued decline in general economic conditions nationally and internationally; decreased demand for our products and services; market acceptance of our products; the ability to protect our intellectual property rights; impact of any litigation or infringement actions brought against us; the outcome of litigation or regulatory proceedings, including those related to the SEC investigation of our revenue recognition methodologies and the restatement of our consolidated financial statements; the regulation and legalization of marijuana; risks in product development; inability to raise capital to fund continuing operations; and other factors.

We disclaim any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. If we update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

NOTIS GLOBAL, INC.

(Name of registrant as specified in charter)

Dated: March 31, 2016	By: /s/ C. Douglas Mitchell
C. Douglas Mitchell
Chief Financial Officer (Principal Financial Officer)